November 23, 2016

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Mail Stop 3030

Attn:     Amanda Ravitz

Re:	Miramar Labs, Inc.
Registration Statement on Form S-1
Filed October 14, 2016
File No. 333-214121

Ladies and Gentlemen:
On behalf of Miramar Labs, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 10, 2016 relating to the Company’s Registration Statement (File No. 333-214121) filed with the Commission on October 14, 2016 (the “Registration Statement”).
The Company is concurrently submitting via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment No. 1”). For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of the Amendment No. 1.
In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 1. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Registration Statement Cover Page
Fee Table

1.
Refer to footnote (1). Please confirm your understanding that Rule 416 of the Securities Act of 1933 does not apply to securities issuable pursuant to anti-dilution provisions of the type described in the penultimate paragraph on page 4.

RESPONSE TO COMMENT 1:
The Company confirms that Rule 416 of the Securities Act of 1933 does not apply to securities issuable pursuant to anti-dilution provisions of the type described in the penultimate paragraph on page 4.
The Company supplementally informs the Staff that such anti-dilution provisions are triggered only in the event that the Company issues and sells Common Stock or Common Stock equivalents at a purchase price per share of lower than $5.00 before December 7, 2016 and the Company is not planning any such issuance or sale before December 7, 2016.
Prospectus Summary, page 1

2.
Refer to the third paragraph on page 1. Since safety and efficacy are terms of art used in describing FDA clearances and approvals, please refrain from describing your products with similar terms like “safely” and/or your test results as evaluating “efficacy,” since it is only the FDA clearance that addresses these characteristic. Instead, throughout your disclosure, please limit your conclusions about your products and results to the actual results of your studies.

RESPONSE TO COMMENT 2:

The Company has revised the disclosure on pages 1, 2, 59, 60, 62, and 65 to remove the terms like “safely” and “efficacy” when describing its product and results of its studies.

3.	As a related matter, you should explain or remove subjective terms like “significant” and “serious” when describing your product or test results.
RESPONSE TO COMMENT 3:
The Company has revised the disclosure on pages 1, 2, 59, 60, 62, 63 and 65 to remove the terms like “significant” and “serious” when describing its product or test results.

4.
You state that your product was designed for use in patients with sweat “ranging from excessive to average.” Please clarify, however, that since your FDA clearance only permits you to market your product for a “condition characterized by abnormal sweating” you are limited in your ability to market your product for all your designated purposes. Specifically address, for example, how you market the product to aestheticians.

RESPONSE TO COMMENT 4:
The Company has revised the disclosure on pages 2 and 60 to clarify that its FDA clearance only permits the Company to market the miraDry System for hyperhidrosis.
The Company advises the Staff that the Company only markets its product to physicians and not to aestheticians. The Company markets its products to aesthetic specialists who are physicians who elect to offer aesthetic procedures as a significant part of their practices but are often not board-certified dermatologists or plastic surgeons. Aesthetic specialists account for less than 10% of the total installed base of the miraDry System. The Company has revised the disclosure on pages 1, 2, 46, 59, and 60 to clarify that the Company only markets its product to physicians and that aesthetic specialists are physicians.
Risk Factors, page 7
The miraDry treatment may cause or contribute to adverse medical events that we are required to report to the FDA, page 21

5.	Please revise your Business and MD&A discussions to fully discuss the status and effect of your interaction with FDA on your MDRs and related issues on your business and results.
RESPONSE TO COMMENT 5:
The Company has revised the disclosure on page 73 to fully discuss the status and effect of its interaction with FDA on its MDRs and to clarify that its interaction with FDA did not have any impact on its operating results.
Management’s Discussion and Analysis, page 43

6.
Please explain in more detail why spending on research and development decreased in the 6 months ended June 30, 2016 in light of your stated expectation that these expenses would rise over time in absolute dollars.

RESPONSE TO COMMENT 6:
The Company has revised the disclosure on page 51 to explain in more detail why spending on research and development decreased in the 9 months ended September 30, 2016.
Business, page 59

7.	Given that your claims about your products are based upon clinical results, please tell us what consideration you have given to including the full details of those results.

RESPONSE TO COMMENT 7:
The Company has revised the disclosure on pages 69 and 70 to add a “Clinical Results and Studies” section to provide the details of those studies as they relate to the performance of the miraDry System.

8.	It is unclear whether the cost or your products are reimburseable by any third party payor. Please revise throughout to address this.

RESPONSE TO COMMENT 8:
The Company has revised the disclosure on pages 2 and 60 to clarify that the cost of treatment with the miraDry System is not reimbursed by any third party payor.

* * * *

Please direct your questions or comments regarding this letter or Amendment No. 1 to the undersigned at (650) 565-3564. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Philip Oettinger
Philip Oettinger

cc:	Robert Michael Kleine
2790 Walsh Avenue
Santa Clara, California 95051